Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
China
Tel: +86 519 8548 2008
Fax: +86 519 8517 6025

January 11, 2016

VIA CORRESPONDENCE

Martin James, Senior Assistant Chief Accountant, Office of Electronics and Machinery

Kate Tillan, Assistant Chief Accountant

Lynn Dicker, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Trina Solar Limited
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 24, 2015
File No. 001-33195

Dear Mr. James, Ms. Tillan and Ms. Dicker:

This letter sets forth the response of Trina Solar Limited (the “Company”) to the comments contained in the letter dated December 16, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

For ease of review, the Company has set forth below the comment in the Staff’s letter and the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

(p) Revenue recognition

Sales of project assets, page F-16

1.                                      We note that you have been developing build-to-sell project assets and that you recognize revenue for build-to-sell project assets following the provisions of real estate accounting. Please address the following:

•                  Describe to us any warranties and guarantees you provide to the purchasers of your build-to-sell project assets.

•                  Tell us how you account for these warranties and guarantees and cite the accounting literature relied upon.

•                  Tell us whether you provide any guarantees of system performance or uptime and if so clearly describe the terms and conditions of the guarantees to us.

•                  Explain how you considered these warranties and guarantees in reaching your conclusion that under real estate accounting you did not retain continuing involvement in your build-to-sell project assets in the periods presented.

The Company respectively responds to each of the Staff’s above questions as follows:

•                  Describe to us any warranties and guarantees you provide to the purchasers of your build-to-sell project assets.

During the year ended December 31, 2014, the Company granted a purchaser of two of its build-to-sell projects (“Solar Energy Projects”), each with a designed capacity of 10.6MW and 13.2MW, respectively, and both of which are located in the United Kingdom (“UK Projects”), with performance guarantee (the terms of which are described below) for a period of two years from the time of sale.

As the manufacturer of the PV modules that are sold as components or as part of the Solar Energy Projects, the Company provides standard product warranty on the PV modules.  The terms of the standard product warranty on the PV modules are the same as the terms of the standard product warranty provided by the Company on direct sales of PV modules.

•                  Tell us how you account for these warranties and guarantees and cite the accounting literature relied upon.

With respect to the performance guarantee on the UK Projects, the Company believes that the performance guarantee should be accounted for in accordance with ASC 360-20-40-37, which states in part:

“If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller’s loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss.”

The Company believes that at the time of sale of the UK Projects, all criteria for the full accrual method were met, except of continuing involvement relating to the performance guarantee. Accordingly, as described in ASC 360-20-40-37, at the time of the sale of the UK Projects, the profit recognized is required to be reduced by maximum amount of the loss. As further described below, the Company did not recognize the reduction in the profit recognized on the sale of the UK Projects by the maximum exposure as the total amount of the maximum exposure was considered inconsequential.

With respect to the standard product warranty provided on manufactured PV modules that were sold as components or as part of the Solar Energy Projects as well as on direct sales of PV modules, the Company accounts for the product warranty in accordance with ASC 460-10-25. As disclosed in note 2(t) to the consolidated financial statements, the Company accrues warranty costs on manufactured PV modules and records such costs as component of selling expenses.

•                  Tell us whether you provide any guarantees of system performance or uptime and if so clearly describe the terms and conditions of the guarantees to us.

In 2014, the Company sold the UK Projects to a third party purchaser where the Company provided performance guarantee. The terms and conditions of the guarantee are as follows:

The Company provided a guarantee on system performance with respect to the actual electricity output generated from the Solar Energy Projects. To the extent that the actual electricity output does not reach a certain percentage of the designed output for a period of 2 years from the time of sale, the Company will compensate the third party purchaser at an amount capped at GBP 370,000 for the 10.6MW project and GBP 480,000 for the 13.2MW project.

•                  Explain how you considered these warranties and guarantees in reaching your conclusion that under real estate accounting you did not retain continuing involvement in your build-to-sell project assets in the periods presented.

In accordance with ASC 360-20-40-37, because the Company’s continuing involvement with the Solar Energy Project is limited by the terms of the contract, the profit recognized should be reduced by the maximum exposure to the loss. The Company did not reduce the profit recognized on the sale of the UK Projects by the maximum exposure to the loss when preparing its consolidated financial statements for the year ended December 31, 2014 because the maximum amount of the Company’s exposure under the performance guarantee on an undiscounted basis was immaterial. The total maximum loss exposure represented less than 0.1% of consolidated net sales or 2% of consolidated net income for the year ended December 31, 2014. The Company believed from a qualitative and quantitative perspective that the omission of such amount was not material to users or readers of its consolidated financial statements.

As of the date of this letter, there have been no performance issues and the Company believes the designed output at the end of the two-year period will be met based on historical experience.

In its future filings, the Company will amend the disclosures to clarify the Company’s revenue recognition for the Company’s Solar Energy Projects where the Company retains continuing involvement as follows:

“If we retain continuing involvement in the solar energy projects and do not transfer substantially all of the risks and rewards of ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide our customers guarantees of system performance for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the gross profit recognized is reduced by our maximum exposure to loss until such time that the exposure no longer exists.”

Note 18. Commitments and Contingencies

d) Contingencies, page F-44

2.                                      With respect to the matters with the trustee of Solyndra LLC and the liquidating trustee for Energy Conversion Devices, you disclose that it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss. Please tell us why you state that it is difficult and tell us whether or not it is possible. Refer to ASC 450-20-25-1 through 25-5 and ASC 450-20-50-4(b).

The Company respectfully advises the Staff that in accordance with ASC 450-20-25-1 through 25-5 and ASC 450-20-50-4(b), the Company evaluates its loss contingencies at least quarterly to determine whether it is probable that a loss has been incurred and, if so, whether the amount of that loss can be reasonably estimated. If no accrual is made for a loss contingency because one or both of the conditions for recognition are not met, disclosure of the contingency is made when there is at least a reasonable possibility that a loss may have been incurred.

Matter with the Trustee of Solyndra LLC (the “Solyndra Matter”)

With regard to the Solyndra Matter, the Company respectfully advises the Staff of the following developments prior to the Company’s filing of the 2014 Form 20-F on April 24, 2015 in chronological order:

•                  On October 11, 2012, the trustee of Solyndra LLC filed a lawsuit against the Company, including its subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.

•                  In January 2013, the discovery procedures of this matter commenced.

•                  On March 8, 2013, the defendants filed a motion to dismiss the complaint in its entirety.

•                  On March 31, 2014, the defendants’ motion to dismiss the Solyndra LLC trustee’s lawsuit was denied by the U.S. District Court in California.

•                  As of the date of filing the 2014 Form 20-F, discovery in this case was still in progress.

The Company encountered the following difficulties to fully evaluating the claims and determining the likelihood of an unfavorable outcome or provide an estimate of the range of the amount of any potential loss as of the date of the 2014 Form 20-F:

•                  the outcome of the discovery procedures;

•                  the complexities of the facts in dispute and the multiple claims involved;

•                  whether or when the judge may order the parties to commence settlement discussions;

•                  the possibility that other parties may share in any ultimate liability; and

•                  the often slow pace of litigation.

As a result, the Company believes that at the time of filing the 2014 Form 20-F, information available to the Company did not indicate both that it is probable that a loss had been incurred, and the amount of loss can be reasonably estimated. Accordingly, no accrual was made. Since the trustee of Solyndra LLC amended its complaint seeking a judgment against all defendants in an amount not less than $1.5 billion, the Company disclosed the maximum amount the trustee of Solyndra LLC sought in its 2014 Form 20-F. However, the Company believes that an estimate of the possible loss or a range of the loss could not be ascertained because it was too early in the proceedings and there was no discussion of a settlement between the parties at the time of filing of the 2014 Form 20-F.

In October 2015, the Company and the plaintiff started settlement discussions. On November 17, 2015, the Company entered into a settlement agreement with the trustee of Solyndra LLC, pursuant to which the Company agreed to pay a settlement in the total amount of US$45.0 million payable no later than December 31, 2015. The parties agreed to a release of all claims and a dismissal with prejudice of the litigation against the Company, and the Company has not admitted to any wrongdoing or any validity to the allegations made against it in the Solyndra Matter. The Company issued its third quarter 2015 quarterly results in a press release on November 23, 2015 which disclosed this settlement and the amount of the loss provision that was recorded as of and for the three months ended September 30, 2015. On January 4, 2016, the case was dismissed. As this matter was settled and dismissed by the court, the Company will provide a summary of the case in its annual report on Form 20-F for the year ended December 31, 2015.

Matter with the Liquidating Trustee for Energy Conversion Devices (“Energy Conversion Devices Matter”)

With regard to the Energy Conversion Devices Matter, the Company respectfully advises the Staff of the following developments prior to the Company’s filing of the 2014 Form 20-F on April 24, 2015 in chronological order:

•                  On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan.

•                  On April 18, 2014, the defendants filed a motion to dismiss the complaint in its entirety.

•                  On October 31, 2014, the court granted defendants’ motion to dismiss.

•                  On November 14, 2014, the plaintiff moved for reconsideration of the court’s order and the court had not yet issued a decision on reconsideration as of the date of filing of the Company’s 2014 Form 20-F.

The Company encountered the following difficulties to fully evaluating the claims and determining the likelihood of an unfavorable outcome or provide an estimate of the amount of any possible loss or range of loss with respect to the Energy Conversion Devices Matter as of the date of 2014 Form 20-F:

•                  this matter was at its early stages of the proceeding;

•                  how the district court will rule on the plaintiff’s request for reconsideration of the district’s order;

•                  what claims, if any, will survive the motion to dismiss;

•                  the lack of any discovery related specifically to the Energy Conversion Devices Matter, including any discovery of Energy Conversion Devices itself; and

•                  the lack of any expert reports related to damages in the Energy Conversion Devices Matter.

As a result, the Company believes that at the time of filing the 2014 Form 20-F, information available to the Company did not indicate both that it is probable that a loss had been incurred, and the amount of loss can be reasonably estimated. Accordingly, no accrual was made. Additionally, given the aforementioned difficulties, the Company believes it is impossible to estimate any possible loss or range of losses for disclosure purposes.

On August 20, 2015, the district court rejected the plaintiff’s request for reconsideration of the district court’s order granting defendants’ motion to dismiss. On September 21, 2015, the plaintiff filed an appeal with the U.S. Court of Appeals for the Sixth Circuit.

The Company will continue to consider the guidance in ASC 450-20-25-1 through 25-5 and ASC 450-20-50-4(b), based on the facts known at the time of its future filings, as it relates to legal contingencies, and will include in its disclosure an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, or accrue and disclose the related loss when its likelihood is determined to be “probable” and the amount of loss can be reasonably estimated.

*         *         *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86 (519) 8517-6806 or our U.S. counsel, David Zhang at +852 3761-3318 and Benjamin Su at +852 3761-3306, at Kirkland & Ellis.

Very truly yours,

By:	/s/ Teresa Tan

Name:	Teresa Tan
Title:	Chief Financial Officer

cc:                                Jifan Gao, Chairman and Chief Executive Officer, Trina Solar Limited

David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis

Jessie Qian, Partner, KPMG